UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from _____________ to ________________

Commission file number 33-91238

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

XPRE$$AVINGS 401(k) PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U.S. XPRESS ENTERPRISES, INC.

4080 Jenkins Road

Chattanooga, TN 37421

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Xpre$$avings 401(k) Plan

As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Xpre$$avings 401(k) Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

Xpre$$avings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Xpre$$avings 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of nonexempt transactions and delinquent participant contributions for the year ended December 31, 2004 and assets (held at end of year) as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 10, 2005

Xpre$$avings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Interest-bearing cash	$260,741	$123,156
Participant loans	2,211,866	1,605,472
Mutual funds	20,198,359	15,703,479
Common stock	5,213,906	2,523,868
Common trust fund	5,520,856	5,523,796
Total investments	33,405,728	25,479,771
Contributions receivable:
Participants	123,222	190,857
Employer	1,617,164	1,379,763
Total contributions receivable	1,740,386	1,570,620
Total assets	35,146,114	27,050,391

Liabilities
Excess contributions payable	186,890	53,772
Net assets available for benefits	$34,959,224	$26,996,619

See accompanying notes.

Xpre$$avings 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income	$459,493
Net appreciation in fair value of investments	4,689,779
Contributions:
Participants	5,052,212
Employer	1,500,445
Total additions	11,701,929

Deductions from net assets attributed to:
Benefits paid to participants	3,684,412
Administrative expenses	54,912
Total deductions	3,739,324

Net increase	7,962,605

Net assets available for benefits:
Beginning of year	26,996,619
End of year	$34,959,224

See accompanying notes.

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company" and "Plan Administrator") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the Plan document, and have attained age 21.

Plan Administration

The Plan is administered by the Investment Committee, which includes management personnel appointed by the executive officers of the Company, and Morgan Keegan & Company, Inc. who provides investment advisory services to the Plan. Investors Bank and Trust Company ("IBT", the trustee) has a servicing agent agreement for trustee services with Diversified Investment Advisors, Inc. ("Diversified") to provide the recordkeeping services for the trust.

Contributions

As defined in the Plan document, eligible employees may make before-tax contributions up to 75% of compensation and under certain circumstances, participants may make an additional catch-up contribution subject to certain limitations of the IRC. Catch-up contributions are not matched by the Company. The Company provides a contribution equal to 50% of each participant's before-tax contribution up to a maximum of 6%, not to exceed 3% of a participant's compensation. Participants must be employed on the last day of the Plan year to be eligible for the Company contribution.

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. Participants who were eligible to enter the Plan before July 1, 2000, vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2 years	0%
2 but not more than 3 years	30%
3 but not more than 4 years	65%
4 or more years	100%

Participants who entered the Plan on or after July 1, 2000, vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2 years	0%
2 but not more than 3 years	20%
3 but not more than 4 years	40%
4 but not more than 5 years	60%
5 but not more than 6 years	80%
6 or more years	100%

Participants automatically become 100% vested in employer contributions upon attainment of normal retirement age, as defined in the Plan document, or termination due to death or total disability.

At December 31, 2004 and 2003 forfeited non-vested accounts totaled $121,971 and $ 81,843, respectively. These accounts may be used to reduce future employer contributions or pay plan expenses. For the 2004 and 2003 plan years, non-vested forfeitures utilized to reduce employer contributions are $121,177 and $116,719, respectively.

Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant's vested account balance. In addition, participants may receive an in-service withdrawal of after-tax contributions or rollover contributions from previous plans. Hardship distributions are also permitted if certain criteria are met.

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, as well as the participant's share of the Plan's investment results and any related administrative expenses. Allocations of income and expenses are based on individual participant account balances in proportion to total participant account balances.

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Participants can have up to two loans outstanding at a time. Loans may generally be repaid over one to five years, unless the loan is used to purchase a principal residence in which case the repayment period can be extended up to fifteen years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator. The interest rate is the prime rate plus 1% as determined by the Plan Administrator and is fixed over the life of the loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Income Recognition

Investment income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Investment Valuation

Investments of the Plan are stated at fair value, as determined by quoted market prices on the last business day of the Plan year. The fair value of participation units in the common trust fund is based on the quoted redemption value on the last business day of the Plan's year. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2004

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

A plan service fee equal to 0.0275% of each participant's account balance is charged each quarter for administration and maintenance. In addition, a loan set-up fee of $75 per loan is charged to a participant's account upon issuance of a loan. All other expenses, if any, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. Investments

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31 are as follows:

	2004	2003

U.S. Xpress Enterprises, Inc. Common Stock	$ 5,213,906	$ 2,523,868
Diversified Investment Advisors, Inc.:
Equity Growth Fund	7,910,022	7,774,256
Intermediate Horizon Strategic Allocation Fund	3,402,733	3,006,322
Stable Pooled Fund	5,520,856	5,523,796

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2004

3. Investments (continued)

During the year ended December 31, 2004, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$1,334,598
Common Stock	3,171,510
Common Trust Fund	183,671
$4,689,779

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related Party Transactions

Parties-in-interest are defined under Department of Labor ("DOL") regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Party-in-interest transactions include purchases and sales of mutual funds and a common collective fund offered by Diversified through IBT.

Other party-in-interest investments held by the Plan include Company common stock and participant loans.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Xpre$$avings 401(k) Plan

SCHEDULE G, PART III - SCHEDULE OF

NONEXEMPT TRANSACTIONS

EIN 62-1378182 Plan Number 001

YEAR ENDED DECEMBER 31, 2004

IDENTITY OF PARTY INVOLVED	RELATIONSHIP TO PLAN EMPLOYER OR OTHER PARTY-IN-INTEREST	DESCRIPTION OF TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
Plan Participant	Plan Participant	In April of 2004 a loan was issued
to the participant in which the
value of the loan exceeded
one-half of the participant's
vested accrued benefit under the
plan. The participant's loan
totaled $5,600 and one-half of his
vested benefits totaled $5,370.

Plan Participant	Plan Participant	In April of 2004 a loan was issued
to the participant in which the
value of the loan exceeded
one-half of the participant's
vested accrued benefit under the
plan. The participant's loan
totaled $1,010 and one-half of his
vested benefits totaled $976. This
participant is not eligible for a
loan as the minimum loan amount is
$1,000.

Xpre$$avings 401(k) Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN 62-1378182 Plan Number 001

YEAR ENDED DECEMBER 31, 2004

YEAR ENDED	PARTICIPANT CONTRIBUTION TRANSFERRED LATE TO PLAN	TOTAL THAT CONSTITUTE NON-EXEMPT PROHIBITED TRANSACTION
2003	$222,282	$222,282

Delinquent participant contributions in 2003 were corrected within the Voluntary Fiduciary Compliance Program in 2005. The total amount of earnings and earnings on earnings on late remittances for contributions made in 2003 was determined to be $6,557 and this amount was paid to the Plan in 2005.

Xpre$$avings 401(k) Plan

EIN 62-1378182 Plan Number 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Investors Bank & Trust Company	Interest-bearing Cash	$260,741
*	Diversified Investment Advisors, Inc.	Stable Pooled Fund	5,520,856
*	Diversified Investment Advisors, Inc.	Short Horizon Strategic Allocation Fund	193,964
*	Diversified Investment Advisors, Inc.	Short/Intermediate Horizon Strategic Allocation Fund	82,007
*	Diversified Investment Advisors, Inc.	Intermediate Horizon Strategic Allocation Fund	3,402,733
*	U.S. Xpress Enterprises, Inc.	U.S. Xpress Enterprises, Inc. Common Stock	5,213,906
*	Diversified Investment Advisors, Inc.	Intermediate/Long Horizon Strategic Allocation Fund	310,567
*	Diversified Investment Advisors, Inc.	Long Horizon Strategic Allocation Fund	403,658
*	Diversified Investment Advisors, Inc.	High Quality Bond Fund	335,951
*	Diversified Investment Advisors, Inc.	Core Bond Fund	685,616
*	Diversified Investment Advisors, Inc.	Value & Income Fund	1,059,712
*	Diversified Investment Advisors, Inc.	Stock Index Fund	498,032
*	Diversified Investment Advisors, Inc.	Equity Growth Fund	7,910,022
*	Diversified Investment Advisors, Inc.	Mid-Cap Value Fund	1,233,548
*	Diversified Investment Advisors, Inc.	Mid-Cap Growth Fund	1,358,245
*	Diversified Investment Advisors, Inc.	Special Equity Fund	1,171,821
*	Diversified Investment Advisors, Inc.	International Equity Fund	1,552,483
*	Participant Loans	Loans to participants, with interest rates from 5.06% to 11.05%	2,211,866

			$33,405,728

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2005

U.S. XPRESS ENTERPRISES, INC.'S
Xpre$$avings 401(K) Plan

BY:	INVESTMENT COMMITTEE

BY:	/S/ LISA M. PATE
Lisa M. Pate
Member of the Investment Committee

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-91238) pertaining to the Xpre$$avings 401(k) Plan of our report dated June 10, 2005, with respect to the financial statements and schedules of the Xpre$$avings 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 23, 2005